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Art
5-30-2003

SECURITI  ISSION

03054382

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

600 Third Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Brandt (212) 818-8709
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Steve Brandt , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc. , as of January 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
__ (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

'or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

EarlyBirdCapital, Inc.

(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Financial Statements

January 31, 2003

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EarlyBirdCapital.com Inc.) as of January 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Sherb & Co., LLP

Sherb & Co., LLP

New York, New York
April 25, 2003

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Financial Condition

January 31, 2003

Assets

Cash and cash equivalents	$ 421,000
Clearing firm receivable	167,000
Commissions receivable	58,000
Receivable from related parties	166,000
Fixed assets, net of accumulated depreciation	35,000
Other assets	20,000
Total assets	$ 867,000

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 269,000
Commissions payable	36,000
Income taxes payable	20,000
Total liabilities	325,000
Stockholder's equity:	
Common stock, par value $0.01 per share; 30,000 shares authorized, 500 shares issued and outstanding	---
Additional paid-in capital	10,229,000
Accumulated deficit	(9,687,000)
Total stockholder's equity	542,000
Total liabilities and stockholder's equity	$ 867,000

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Notes to Financial Statements

(1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EarlyBirdCapital.com Inc. (the "Parent") which, in turn is a 63.6% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to private investors in private offerings, as well as the generation of commission income from the securities brokerage business.

The Company's sole business activities are through EarlyBirdCapital, Inc. which is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member o the National Association of Securities Dealers (NASD). All customer accounts were cleared through and carried with BNY Clearing Services, LLC., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Marketable securities that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash and cash equivalents.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(c) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of management.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Notes to Financial Statements

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fixed Assets

Fixed Assets consist of the following:

Furniture	$ 9,000
Equipment	82,000
Total fixed assets	91,000
Less: Accumulated depreciation	56,000
Fixed assets, net	$ 35,000

Depreciation expense for the year ended December 31, 2002 was $21,000.

(4) Commitments and Contingencies

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(5) Employee Compensation and Benefits

Retirement Plan

The Company participates in a defined contribution plan sponsored by FFGI (the "Defined Plan"). The Defined Plan covers substantially all of the Company's employees meeting certain eligibility requirements. The Company made no discretionary matching contributions to the Defined Plan for the year ended January 31, 2003.

FFGI Stock Compensation Plan

The Company participates in FFGI's 2001 Performance Equity Plan (the "Plan"), which provides for the issuance of stock, stock options, and other stock purchase rights to executive officers, other key employees and consultants of the Parent and its subsidiaries. FFGI may grant options for up to two million shares of common stock under the Plan. The options may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of each option granted under the Plan is determined by FFGI's Board of Directors at the time of grant. The exercise price of nonqualified options must be at least equal to 65% of the fair market value of FFGI's stock on the date of grant. The vesting period is at least one year for all grants, and incentive stock options have maximum terms of ten years and nonqualified options have maximum terms of 13 years.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Notes to Financial Statements

FFGI Stock Award Plan

The Company participates in FFGI's 1996 Incentive Compensation Plan (the "Incentive Plan"), which provides for a portion of annual incentive awards payable to executive management and business unit managers of FFGI and its subsidiaries to be made in restricted shares of FFGI's common stock. The maximum number of shares, which may be awarded under the Incentive Plan is one million. During the year ended January 31, 2003, the Company recognized no stock compensation expense under this Incentive Plan in accordance with SFAS 123.

EarlyBirdCapital.com Stock Compensation Plan

The Company also participates in the Parent's stock option plan. At January 31, 2003, there were 2.82 million employee stock options outstanding and 792,000 options outstanding to advisors. Each option has a ten-year life, beginning February 29, 2000, and an exercise price of $0.25 per share. The fair value at the grant dates for stock option awards was immaterial.

(6) Related Parties Transactions

The Company's operations include transactions conducted with affiliated parties and, as such, the Company's results from operations may not necessarily be indicative of the results that would have existed had the Company operated as an unaffiliated entity. Income and expenses from related party transactions are included in the appropriate line items in the accompanying statement of operations.

Receivables from related parties at January 31, 2003 consist of amounts due from FFGI, and to a subsidiary of FFGI.

In February 2000, FFGI contributed its 100% ownership of the Company to a new holding company, EarlyBirdCapital.com Inc. in exchange for a 100% ownership in the new holding company.

Subsequently, EarlyBirdCapital.com Inc. sold 2,200,000 shares of its Series A Convertible Preferred Stock to a combination of institutional and individual investors, diluting FFGI's ownership interest to what is currently 63.6%. Net proceeds of the sale to EarlyBirdCapital.com Inc. were approximately $10.3 million.

Following the closing of the sale of the preferred stock, EarlyBirdCapital.com Inc. contributed capital of $5,297,000 to the Company. During the year ended January 31, 2003, EarlyBirdCapital.com Inc. contributed an additional $1,185,000 in capital to EarlyBirdCapital, Inc.

FFGI allocates rent expense to affiliated companies based on usage. Total rent expense amounted to $93,000 for the year ended January 31, 2003.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Notes to Financial Statements

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2003, the Company had net capital of $308,000, which was $208,000 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EarlyBirdCapital.com, Inc.) for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties



Sherb & Co., LLP

New York, New York
April 25, 2003